JENNIFER DURHAM KING 312-609-7835 jking@vedderprice.com
September 10, 2008

VIA FACSIMILE, EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail-Stop 4561
Washington, D.C.  20549
Attention:      Mr. Jorge L. Bonilla
Ms. Yolanda Crittendon

Re:	Grant Park Futures Fund Limited Partnership
File No. 000-50316
Form 10-K for Year Ended December 31, 2007
Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008

Dear Mr. Bonilla and Ms. Crittendon:

On behalf of Grant Park Futures Fund Limited Partnership (“Grant Park”), this letter responds to the comment letter dated September 4, 2008 from Mr. Bonilla with respect to the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007 and Form 10-Q for quarter ended March 31, 2008 and June 30, 2008.  The text of your letter has been included for your reference and Grant Park’s response is presented below each comment.

Form 10-K

Financial Statements

Grant Park Futures Fund Limited Partnership

Note 1 Nature of Business and Significant Accounting Policies

Organization and offering costs, page F-12

1.           We note your disclosure that amounts reimbursed by the Partnership with respect to the initial and ongoing public offering expenses are charged against partners’ capital at the time of reimbursement or accrual.  Please explain how your accounting policy is consistent with the guidance in paragraph 8.24 of the AICPA’s Audit and Accounting Guide, Audits of

United States Securities and Exchange Commission
September 10, 2008

Investment Companies.  In addition, clarify how you record an obligation under SFAS 5 to reflect the registrant’s obligation to repay offering and organizational costs incurred on its behalf.

All expenses incurred in connection with the organization and the initial and ongoing public offering of partnership interests are paid by the General Partner and are reimbursed to the General Partner by the Partnership.  Unreimbursed amounts are reflected as a payable to the General Partner in the Partnership’s financial statements.  Amounts reimbursed by the Partnership with respect to organization expenses are expensed at the time the reimbursement is incurred or accrued.  As of 6/30/2008, all organization and offering costs incurred by the General Partner have been reimbursed and thus there is no amount due to the General Partner reflected in the Partnership’s financial statements as of that date.

Note 4 Investments, page F-14

2.           We note your disclosure that the Partnership owns all of the outstanding GP Class units of Dearborn Select Master Fund, SPC-Winton Segregated Portfolio (“Dearborn Select”).  Please explain to us your accounting policy regarding your investment in Dearborn Select and the accounting literature that you relied on.  Also, explain how you considered paragraph 5.38 of the AICPA’s Audit and Accounting Guide, Audits of Investment Companies in determining how to report income allocated from Dearborn Select.

The Partnership is not a feeder fund of Dearborn Select Master Fund, SPC – Winton Segregated Portfolio (“Dearborn Select”) but is an investor in the GP Class of Dearborn Select.   The Partnership’s investment in Dearborn Select is reported in the statement of financial condition at fair value and represents the amount that the Partnership could reasonably expect to receive from Dearborn Select if the investment was redeemed.   Since the Partnership is not a feeder fund, we did not use paragraph 5.38 of the AICPA’s Audit and Accounting Guide, Audits of Investment Companies in determining how to report income but used paragraph 5.50 under the Funds of Funds section instead.  Paragraph 5.50 states that income reflected on the statement of operations should represent the net earnings received from investee funds.  Thus, we have shown the income from the investment in Dearborn Select as income allocated from Dearborn Select Master Fund, SPC on the statements of operations.

United States Securities and Exchange Commission
September 10, 2008

Dearborn Select Master Fund, SPC

Independent Auditor’s Report, page F-20

3.           We note in the second paragraph of the audit opinion it makes reference to the auditing standards generally accepted in the United States of America.  Clarify to us how you have complied with PCAOB Auditing Standard No. 1 as it requires that audit opinions must instead refer to “the standards of the Public Company Accounting Oversight Board (United States).”

The audit of the Partnership, the issuer, was done in accordance with PCAOB audit standards.  Dearborn Select's audited financials, as a non-issuer, were required to be included under the significance tests of S-X 3.09.  Section VI.A. of the June 15, 2004 minutes of the AICPA SEC Regulations Committee, amended on June 17, 2005, indicates that when the other auditor's report is not referred to in the issuer's auditor's report that the audit of the non-issuer is not required to refer to PCAOB audit standards.  Footnote 7 to the table, indicates that if the issuer's auditor uses the work of the non-issuer's auditor, then that audit work must be performed in accordance with the standards of the PCAOB.  The Partnership's auditor performed their audit under PCAOB standards and performed the audit work of Dearborn Select under PCAOB standards, but interpreted this language that under S-X 3.09, a US GAAS opinion was permitted.

In connection with this response letter, please be advised that Grant Park acknowledges that:

(1)	Grant Park is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)	Grant Park may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
September 10, 2008

We appreciate your prompt review of and assistance with this response.  Please feel free to call me at 312-609-7835 if you have any questions or further comments.

Very truly yours, /s/Jennifer Durham King Jennifer Durham King

JDK/bjp

cc:	Ms. Maureen O’Rourke